

Allegheny County Court of Common Pleas
Court Summary

Smalls, Antoine Lamont
Pittsburgh, PA 15213
Aliases:
Antoine Lamont Smalls
Antoine Smalls
Antonine Smalls

DOB: 05/01/1970

Sex: Male
Eyes:
Hair:
Race: Black

Closed

Allegheny

CP-02-CR-0012533-1994   Proc Status: Migrated Final Disposition   DC No: OTN:E0631820
  Arrest Dt: Disp Date: 08/31/1998   Disp Judge: Nauhaus, Lester G.
  Def Atty: Simms, Ann A. - (PR)

Seq No	Statute	Grade	Description	Disposition
1	18 § 2701	M2	Simple Assault	Nolle Prossed/Withdrawn
2	18 § 2709	S	Harassment	Guilty Plea

Archived

CP-02-CR-0008916-1993   Comm. v. Smalls, Antonine



COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET

Docket Number: CP-02-CR-0008916-1993

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania
v.
Antonine Smalls

CASE INFORMATION

Judge Assigned: Dauer, Robert E. | Date Filed: 07/27/1993 | Initiation Date: 07/27/1993

OTN: C 870446-3 | LOTN: | Originating Docket No:

Initial Issuing Authority: | Final Issuing Authority:

Arresting Agency: Other | Arresting Officer: Affiant

Complaint/Incident #: Unknown

Case Local Number Type(s)	Case Local Number(s)
Legacy Docket Number	CC199308916
Legacy equivalent of CPP	315185
Criminal ID#	CC004923

STATUS INFORMATION

Case Status:	Status Date	Processing Status	Complaint Date:
Closed	07/27/1993	Migrated Case (Closed)	04/29/1993

DEFENDANT INFORMATION

Date Of Birth: [redacted] City/State/Zip: Pittsburgh, PA 15213

Alias Name
Smalls, Antoine
Smalls, Antoine L.
Smalls, Antoine Lamont

CASE PARTICIPANTS

Participant Type	Name
Defendant	Smalls, Antonine

BAIL INFORMATION

Smalls, Antonine **Nebbia Status: None**

Bail Action	Date	Bail Type	Percentage	Amount	Bail Posting Status	Posting Date
Set	05/12/1993	Monetary		$25,000.00	Posted	05/15/1993

CHARGES

Seq.	Orig Seq.	Grade	Statute	Statute Description	Offense Dt.	OTN
1	1	F2	**18 § 903 §§A1**	Criminal Conspiracy Engaging	04/04/1993	C 870446-3

DISPOSITION SENTENCING/PENALTIES

Disposition
Case Event | Disposition Date | Final Disposition
Sequence/Description | Offense Disposition | Grade | Section
Sentencing Judge | Sentence Date | Credit For Time Served



COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET

Docket Number: CP-02-CR-0008916-1993

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania
v.
Antonine Smalls

DISPOSITION SENTENCING/PENALTIES

Disposition
Case Event — Disposition Date — Final Disposition
Sequence/Description — Offense Disposition — Grade — Section
Sentencing Judge — Sentence Date — Credit For Time Served
Sentence/Diversion Program Type — Incarceration/Diversionary Period — Start Date
Sentence Conditions

Migrated Disposition Defendant Was Not Present

Migrated Dispositional Event	07/20/1994	Final Disposition	
1 / Criminal Conspiracy Engaging	Nolo Contendere	F2	18 § 903 §§ A1
Migrated, Judge	07/20/1994		
Probation	Max of 2.00 Years		07/20/1994

COMMONWEALTH INFORMATION

Name: Daniel Edward Fitzsimmons
District Attorney
Supreme Court No: 036474
Phone Number(s):
412-350-4407 (Phone)
412-350-3312 (Other)
Address:
Allegheny County District Attorney's Office
401 Crthse 436 Grant St
Pittsburgh, PA 15219-2489

ATTORNEY INFORMATION

Name: Michael Anthony Nahas
Public Defender
Supreme Court No: 055940
Rep. Status: Active
Phone Number(s):
412-350-3512 (Phone)
Address:
Allegheny County Public Defender's Office
542 Forbes Avenue
Pittsburgh, PA 15219-2904

Representing: Smalls, Antonine

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	04/29/1993		

Complaint Date: Apr 29 1993 12:00AM
Complaint Date: Apr 29 1993 12:00AM

1	05/12/1993		

Arrest Date: May 12 1993 12:00AM
Arrest Date: May 12 1993 12:00AM

2	05/12/1993		

Bond Issue Date: May 12 1993 12:00A
Bond Issue Date: May 12 1993 12:00AM



Docket Number: CP-02-CR-0008916-1993

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania
v.
Antonine Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	05/18/1993		

Prelim Hearing: May 18 1993 12:00AM
   Prelim Hearing: May 18 1993 12:00AM

| 1 | 06/18/1993 | | |

Prelim Hearing: Jun 18 1993 12:00AM
   Prelim Hearing: Jun 18 1993 12:00AM

| 1 | 07/16/1993 | | |

Prelim Hearing: Jul 16 1993 12:00AM
   Prelim Hearing: Jul 16 1993 12:00AM

| 1 | 07/27/1993 | | |

Original Papers Received from Lower Court

| 2 | 07/27/1993 | | |

CofC Paperwork Rcpt: Jul 27 1993 12
   CofC Paperwork Rcpt: Jul 27 1993 12:00AM

| 1 | 08/02/1993 | | |

Screening Conf (DA): Aug 2 1993 12
   Screening Conf (DA): Aug 2 1993 12:00AM

| 1 | 08/10/1993 | | |

Screening Conf (DA): Aug 10 1993 12
   Screening Conf (DA): Aug 10 1993 12:00AM

| 1 | 08/11/1993 | | |

Screening Conf (DA): Aug 11 1993 12
   Screening Conf (DA): Aug 11 1993 12:00AM

| 1 | 08/24/1993 | | |

Filing Of Information: Aug 24 1993
   Filing Of Information: Aug 24 1993 12:00AM

| 1 | 08/26/1993 | | |

Judge Assignment: Aug 26 1993 12:00
   Judge Assignment: Aug 26 1993 12:00AM



Docket Number: CP-02-CR-0008916-1993

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania

v.

Antonine Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	09/01/1993		

ADA Assignment: Sep 1 1993 12:00AM
ADA Assignment: Sep 1 1993 12:00AM

| 1 | 09/09/1993 | | |

Formal Arraignment: Sep 9 1993 12:
Formal Arraignment: Sep 9 1993 12:00AM

| 1 | 10/01/1993 | | |

Pre-Trial Conference: Oct 1 1993 1
Pre-Trial Conference: Oct 1 1993 12:00AM

| 1 | 10/26/1993 | | |

Final Trial Date: Oct 26 1993 12:00
Final Trial Date: Oct 26 1993 12:00AM

| 1 | 01/18/1994 | | |

Court Trial (Start): Jan 18 1994 12
Court Trial (Start): Jan 18 1994 12:00AM

| 1 | 04/21/1994 | | |

Court Trial (Start): Apr 21 1994 12
Court Trial (Start): Apr 21 1994 12:00AM

| 1 | 07/20/1994 | | |

Migrated Automatic Registry Entry (
Migrated Automatic Registry Entry (Disposition) Text

| 2 | 07/20/1994 | | |

Migrated Sentence

| 3 | 07/20/1994 | | |

Disposition Filed

| 4 | 07/20/1994 | | |

Court Trial (Start): Jul 20 1994 12
Court Trial (Start): Jul 20 1994 12:00AM

Printed: 11/10/2014

COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET



Commonwealth of Pennsylvania

v.

Antonine Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
5	07/20/1994		

Trial Decision: Jul 20 1994 12:00AM

   Trial Decision: Jul 20 1994 12:00AM

| 6 | 07/20/1994 | | |

Sentencing: Jul 20 1994 12:00AM

   Sentencing: Jul 20 1994 12:00AM

| 7 | 07/20/1994 | | |

Sent Effective Date: Jul 20 1994 12

   Sent Effective Date: Jul 20 1994 12:00AM

| 1 | 07/22/1994 | | |

Def Atty Assignment: Jul 22 1994 12

   Def Atty Assignment: Jul 22 1994 12:00AM

| 2 | 07/22/1994 | | |

AOPC Notify: Jul 22 1994 12:00AM

   AOPC Notify: Jul 22 1994 12:00AM

| 1 | 07/26/1994 | | |

CofC (Taxing): Jul 26 1994 12:00AM

   CofC (Taxing): Jul 26 1994 12:00AM



DOCKET
Docket Number: CP-02-CR-0008916-1993
CRIMINAL DOCKET
Court Case
Commonwealth of Pennsylvania
v.
Antonine Smalls

CASE FINANCIAL INFORMATION

Last Payment Date: Total of Last Payment:

Smalls, Antonine Defendant	Assessment	Payments	Adjustments	Non Monetary Payments	Total
Costs/Fees					
DNA Detection Fund (Act 57 of 2002)	$8.80	$0.00	-$8.80	$0.00	$0.00
Commonwealth Cost - HB627 (Act 167 of 1992)	$12.00	$0.00	-$12.00	$0.00	$0.00
Victim Witness Service (Act 111 of 1998)	$15.00	$0.00	-$15.00	$0.00	$0.00
Domestic Violence Compensation (Act 44 of 1988)	$10.00	$0.00	-$10.00	$0.00	$0.00
Judicial Computer Project	$5.00	$0.00	-$5.00	$0.00	$0.00
Constable Education Training Act	$5.00	$0.00	-$5.00	$0.00	$0.00
Crime Victims Compensation (Act 96 of 1984)	$15.00	$0.00	-$15.00	$0.00	$0.00
OSP (Allegheny/State) (Act 35 of 1991)	$300.00	$0.00	-$300.00	$0.00	$0.00
Use of County (Conviction) (Allegheny)	$4.00	$0.00	-$4.00	$0.00	$0.00
County Court Cost (Act 204 of 1976)	$17.50	$0.00	-$17.50	$0.00	$0.00
Regular Witness (Allegheny)	$17.10	$0.00	-$17.10	$0.00	$0.00
Constable (Allegheny)	$5.00	$0.00	-$5.00	$0.00	$0.00
District Attorney (Conviction) (Allegheny)	$25.00	$0.00	-$25.00	$0.00	$0.00
OSP (Allegheny/State) (Act 35 of 1991)	$300.00	$0.00	-$300.00	$0.00	$0.00
Dept of Records - Conviction (Allegheny)	$10.00	$0.00	-$10.00	$0.00	$0.00
Dept of Records - Conviction (Allegheny)	$90.00	$0.00	-$90.00	$0.00	$0.00
Costs/Fees Totals:	$839.40	$0.00	-$839.40	$0.00	$0.00
Grand Totals:	$839.40	$0.00	-$839.40	$0.00	$0.00

** - Indicates assessment is subrogated

COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET



Docket Number: CP-02-CR-0012533-1994

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania

v.

Antoine Lamont Smalls

Page 1 of 4

CASE INFORMATION

Judge Assigned: Nauhaus, Lester G.	Date Filed: 10/03/1994	Initiation Date: 10/03/1994
OTN: E 063182-0 LOTN:	Originating Docket No:	
Initial Issuing Authority:	Final Issuing Authority: Eileen M. Conroy	
Arresting Agency: Other	Arresting Officer: Affiant	
Complaint/Incident #: Unknown		

Case Local Number Type(s)	Case Local Number(s)
Legacy equivalent of CPP	338888
Criminal ID#	CR000334
Legacy Docket Number	CC199412533

STATUS INFORMATION

Case Status: Closed	Status Date	Processing Status	Complaint Date:	04/21/1994
	08/31/1998	Migrated Final Disposition		
	10/03/1994	Migrated Case (Adjudicated)		
	10/03/1994	Migrated Case (Adjudicated)		
	10/03/1994	Migrated Case (Adjudicated)		

DEFENDANT INFORMATION

Date Of Birth: ~~██████████~~	City/State/Zip: Pittsburgh, PA 15213

Alias Name
Smalls, Antoine
Smalls, Antoine L.
Smalls, Antonine

CASE PARTICIPANTS

Participant Type	Name
Defendant	Smalls, Antoine Lamont

BAIL INFORMATION

Smalls, Antoine Lamont   Nebbia Status: None

Bail Action	Date	Bail Type	Percentage	Amount		
					Bail Posting Status	Posting Date
Set		Migrated Bail Type		$0.00		

CHARGES

Seq.	Orig Seq.	Grade	Statute	Statute Description	Offense Dt.	OTN
1	1	M2	18 § 2701 §§A	Simple Assault	04/19/1994	E 063182-0
2	2	S	18 § 2709 §§A1	Harassment	04/21/1994	E 063182-0



Docket Number: CP-02-CR-0012533-1994
CRIMINAL DOCKET
Court Case

Commonwealth of Pennsylvania

v.

Antoine Lamont Smalls

Page 2 of 4

DISPOSITION SENTENCING/PENALTIES

Disposition

Case Event	Disposition Date	Final Disposition	
Sequence/Description	Offense Disposition	Grade	Section
Sentencing Judge	Sentence Date	Credit For Time Served	
Sentence/Diversion Program Type	Incarceration/Diversionary Period	Start Date	
Sentence Conditions			

Migrated Disposition

Migrated Dispositional Event	08/31/1998	Final Disposition	
1 / Simple Assault	Nolle Prossed/Withdrawn	M2	18 § 2701 §§ A
2 / Harassment	Guilty Plea	S	18 § 2709 §§ A1

COMMONWEALTH INFORMATION	ATTORNEY INFORMATION
Name: Steven M. Stadtmiller	**Name:** Ann A. Simms, Esq.
District Attorney	Private
Supreme Court No: 053332	**Supreme Court No:** 047829
Phone Number(s):	**Rep. Status:** Active
412-350-5156 (Phone)	**Phone Number(s):**
412-350-5156 (Other)	412-551-9354 (Phone)
412-350-5157 (Other)	412-471-2318 (Other)
Address:	412-642-9115 (Office)
Allegheny County District Attorney's Office	**Address:**
303 Crthse 436 Grant St	2160 Wylie Avenue
Pittsburgh, PA 15219	Pittsburgh, PA 15219
	Representing: Smalls, Antoine Lamont

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	04/21/1994		Migrated, Filer

Complaint Date: Apr 21 1994 12:00AM

Complaint Date: Apr 21 1994 12:00AM

1	05/09/1994		Migrated, Filer

Warrant-District Justice: May 9 19

Warrant-District Justice: May 9 1994 12:00AM

1	05/19/1994		Migrated, Filer

Prelim Hearing: May 19 1994 12:00AM

Prelim Hearing: May 19 1994 12:00AM

COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET



CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania

v.

Antoine Lamont Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	10/03/1994		Unknown Filer
Original Papers Received from Lower Court			
4	10/03/1994		Migrated, Filer
CofC Paperwork Rcpt: Oct 3 1994 12			
CofC Paperwork Rcpt: Oct 3 1994 12:00AM			
1	10/18/1994		Migrated, Filer
Screening Conf (DA): Oct 18 1994 12			
Screening Conf (DA): Oct 18 1994 12:00AM			
2	10/18/1994		Migrated, Filer
Final Trial Date: Oct 18 1994 12:00			
Final Trial Date: Oct 18 1994 12:00AM			
1	10/21/1994		Migrated, Filer
Filing Of Information: Oct 21 1994			
Filing Of Information: Oct 21 1994 12:00AM			
1	10/25/1994		Migrated, Filer
Warrant - Issue: Oct 25 1994 12:00A			
Warrant - Issue: Oct 25 1994 12:00AM			
1	04/24/1998		Migrated, Filer
Judge Assignment: Apr 24 1998 12:00			
Judge Assignment: Apr 24 1998 12:00AM			
2	04/24/1998		Migrated, Filer
Formal Arraignment: Apr 24 1998 12:			
Formal Arraignment: Apr 24 1998 12:00AM			
3	04/24/1998		Migrated, Filer
Def Atty Assignment: Apr 24 1998 12			
Def Atty Assignment: Apr 24 1998 12:00AM			
4	04/24/1998		Migrated, Filer
Warrant - Clear: Apr 24 1998 12:00A			
Warrant - Clear: Apr 24 1998 12:00AM			



COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET

Docket Number: CP-02-CR-0012533-1994

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania
v.
Antoine Lamont Smalls

Page 4 of 4

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	04/29/1998		Migrated, Filer
ADA Assignment: Apr 29 1998 12:00AM ADA Assignment: Apr 29 1998 12:00AM			
1	06/05/1998		Migrated, Filer
Pre-Trial Conference: Jun 5 1998 1 Pre-Trial Conference: Jun 5 1998 12:00AM			
1	08/31/1998		Migrated, Filer
Migrated Automatic Registry Entry (Migrated Automatic Registry Entry (Disposition) Text			
2	08/31/1998		Migrated, Filer
Disposition Filed			
3	08/31/1998		Migrated, Filer
Court Trial (Start): Aug 31 1998 12 Court Trial (Start): Aug 31 1998 12:00AM			
4	08/31/1998		Migrated, Filer
Trial Decision: Aug 31 1998 12:00AM Trial Decision: Aug 31 1998 12:00AM			
5	08/31/1998		Migrated, Filer
AOPC Notify: Aug 31 1998 12:00AM AOPC Notify: Aug 31 1998 12:00AM			
6	08/31/1998		Migrated, Filer
Sent Effective Date: Aug 31 1998 12 Sent Effective Date: Aug 31 1998 12:00AM			

CPCMS 9082 Printed: 12/29/2014